Filed Pursuant to Rule 433
Registration No. 333-158636
Issuer Free Writing Prospectus dated June 17, 2009
(To the Prospectus dated April 17, 2009 and
the Prospectus Supplement dated June 17, 2009)

FOR IMMEDIATE RELEASE

E*TRADE FINANCIAL Media Relations Contact

Pam Erickson

617-296-6080

pam.erickson@etrade.com

E*TRADE FINANCIAL Investor Relations Contact

Brett Goodman

646-521-4406

brett.goodman@etrade.com

E*TRADE FINANCIAL ANNOUNCES $1.2 BILLION PLAN TO STRENGTHEN CAPITAL STRUCTURE; INCLUDES COMMON EQUITY OFFERING, DEBT EXCHANGE TRANSACTIONS

New York, NY, June 17, 2009 – E*TRADE FINANCIAL Corporation (NASDAQ: ETFC) today announced the launch of a registered public offering (the “Common Stock Offering”) of $400 million of its common stock. The Company also announced that, upon pricing of the Common Stock Offering, it will launch significant debt exchange transactions for certain of its outstanding notes (the “Exchange Transactions”). The consummation of the Exchange Transactions will be subject to certain conditions, including the closing of the Common Stock Offering and shareholder approval. Affiliates of Citadel Investment Group L.L.C. (“Citadel”), the Company’s largest stock and bond holder, have agreed to participate in both the Common Stock Offering and the Exchange Transactions.

The proceeds from the Common Stock Offering will provide additional equity capital, primarily for E*TRADE Bank and secondarily for other corporate purposes. Citadel has committed to place an order with the underwriters to purchase either $50 million or $100 million of stock in the Common Stock Offering, depending on the public offering price.

The Company had previously suspended its open market purchase program that commenced on May 8, 2009. The Company has raised net proceeds of approximately $63 million through the issuance of approximately 41 million shares of common stock under that program to date.

The Company will offer to exchange more than $1 billion of newly-issued zero coupon convertible debt for all of its 8% Senior Notes due 2011 (the “2011 Notes”) and a portion of its 12.5% Springing Lien Notes due 2017 (the “2017 Notes”). This will significantly reduce the Company’s debt service burden by eliminating interest costs relating to those debt securities that are exchanged and lengthening the weighted-average maturity of its debt securities. The convertible debt will have a maturity of 10 years and will be convertible into shares of common stock based on the public offering price in the Common Stock Offering (net of underwriting discounts), provided that the conversion price will be no less than $1.00 per share and no more than $1.20 per share.

Citadel has agreed to participate in the Exchange Transactions for an aggregate principal amount of at least $800 million face value of the Company’s long-term debt,

including $200 million face value of the 2011 Notes and at least $600 million face value of the 2017 Notes, subject to reduction under certain circumstances. The Company will offer to exchange all of its 2011 Notes and up to 75 percent of its 2017 Notes not held by Citadel on the same terms. The Exchange Transactions are expected to be commenced immediately following the pricing of the Common Stock Offering. Complete details of the Exchange Transactions will be announced at that time.

The Company’s ability to execute the Exchange Transactions requires, among other things, shareholder approval under NASDAQ Marketplace Rules. Accordingly, E*TRADE will file a preliminary proxy statement with the Securities and Exchange Commission calling for a special meeting of its shareholders to authorize the Exchange Transactions, the issuance of up to 365 million shares of common stock in additional debt exchange transactions, and an increase in the number of authorized shares of the Company.

In addition to approval by shareholders, the extent of Citadel’s participation in the Exchange Transactions is subject to approval from E*TRADE’s primary federal banking regulator, the Office of Thrift Supervision (“OTS”).

J.P. Morgan Securities Inc. and Sandler O’Neill & Partners, L.P. are joint book-running managers and E*TRADE Securities LLC is co-manager of the Common Stock Offering. J.P. Morgan Securities Inc. has also been retained as the Company’s exclusive financial advisor in connection with the Exchange Transactions. The Company is paying customary fees for these services and has agreed to indemnify it for certain liabilities. J.P. Morgan Securities Inc.’s compensation for its advisory services with respect to the Exchange Transactions is in no way contingent on the results or the success of the exchange offer or consent solicitation relating to any outstanding notes, and J. P. Morgan Securities Inc. has not been retained to, and will not, solicit acceptances of the Exchange Transactions or consents to any outstanding notes or make any recommendations with respect thereto.

An investor presentation detailing the offering is available via webcast at http://www.retailroadshow.com

About E*TRADE FINANCIAL

The E*TRADE FINANCIAL family of companies provides financial services including trading, investing and related banking products and services to retail investors. Securities products and services are offered by E*TRADE Securities LLC (Member FINRA/SIPC). Bank products and services are offered by E*TRADE Bank, a Federal savings bank, Member FDIC, or its subsidiaries.

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Important Notices

Forward-Looking Statements. E*TRADE FINANCIAL, E*TRADE and the E*TRADE logo are trademarks or registered trademarks of E*TRADE FINANCIAL Corporation. The statements contained in this news release that are forward looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Such statements include those relating to the ability of the

Company to complete the Common Stock Offering and the Exchange Transactions, reduce debt service burden by eliminating interest costs and increase equity. The uncertainties and risks include, but are not limited to, potential negative regulatory consequences resulting from actions by the OTS or other regulators, potential failure to obtain regulatory and shareholder approval for the Exchange Transactions and related matters. Additional uncertainties and risks affecting the business, financial condition, results of operations and prospects of the Company include, but are not limited to, potential changes in market activity, anticipated changes in the rate of new customer acquisition, the conversion of new visitors to the site to customers, the activity of customers and assets held at the institution, seasonality, macro trends of the economy in general and the residential real estate market, instability in the consumer credit markets and credit trends, rising mortgage interest rates, tighter mortgage lending guidelines across the industry, increased mortgage loan delinquency and default rates, portfolio growth, portfolio seasoning and resolution through collections, sales or charge-offs, the development and enhancement of products and services, competitive pressures (including price competition), system failures, economic and political conditions, including changes to the U.S. Treasury’s Troubled Asset Relief Program, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. Further information about these risks and uncertainties can be found in the “Risk Factors” section of our preliminary prospectus supplement dated June 17, 2009 and in the information included or incorporated in the annual, quarterly and current reports on Form 10-K, Form 10-Q and Form 8-K previously filed by E*TRADE FINANCIAL Corporation with the SEC (including information under the caption “Risk Factors”). Any forward-looking statement included in this release speaks only as of the date of this communication; the Company disclaims any obligation to update any information.

Proxy Statement. In connection with the Special Meeting of Stockholders, E*TRADE FINANCIAL Corporation is filing a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) and expects to file and mail a definitive proxy statement to stockholders as soon as practicable. Stockholders are advised to read the definitive proxy statement because it will contain important information about the proposals to be presented and voted upon. Stockholders may also obtain a copy of the definitive proxy statement and any other relevant documents filed by E*TRADE FINANCIAL Corporation for free at the SEC web site at www.sec.gov. The definitive proxy statement and other documents also may be obtained for free from E*TRADE FINANCIAL Corporation, Attn: Corporate Secretary, 135 East 57th Street, New York, New York, 10022.

E*TRADE FINANCIAL Corporation and its directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies and voting instructions for the 2009 Special Meeting of Stockholders. Information concerning the interests of these persons, if any, in the matters to be voted upon is set forth in the proxy statement.

Registration Statement. The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities Inc. toll-free at 866-430-0686 or Sandler O’Neill & Partners, L.P. toll-free at 866-805-4128.

© 2009 E*TRADE FINANCIAL Corporation. All rights reserved.